January 23, 2007

Mail Stop 4561

Mr. Michael J. Smith
Chief Executive Officer and Chief Financial Officer
Cathay Merchant Group, Inc.
Unit 803, Dina House
Ruttonjee Centre
11 Duddell Street
Central, Hong Kong SAR, China

Re: **Cathay Merchant Group, Inc.**
        Form 10-K for the period ended July 31, 2005
        Form 10-Q for the quarter ended September 30, 2006
        File No. 001-16283

Dear Mr. Smith:

      We have reviewed your response letter dated December 19, 2006 and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision in future filings is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-KSB for the period ended July 31, 2005
Notes to Consolidated Financial Statements
Note 1. Business Description and Summary of Significant Accounting Policies

Receivables, page 31

1.   We note your response to comment 8 from our letter dated March 16, 2006 in which you state that the $1,464,000 due from affiliate arose from sales. We also note your disclosure on page 41 which states that 91% of your sales for the year ended July 31, 2005 were to MFC Bancorp (and/or its subsidiaries). Please tell us and revise future filings to disclose:

- the amount of your annual sales which were attributable to related parties as compared to unrelated third parties;
- the age of your receivables and due to affiliates outstanding as of July 31, 2005; and
- how you determined that the collection of your receivables was probable both when the receivables were first recognized and as of July 31, 2005.

Purchase Option Agreements, page 32

2.   We note your response to our prior comment 4. Please tell us how you determined that option agreements to purchase certain land, building, and equipment from a government agency are considered intangible assets separate from goodwill. Refer to paragraphs 39 and A14 of SFAS 141. In your response, please tell us whether the option agreements can be sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so).

3.   As a related matter, please clearly explain all of the relevant terms surrounding your purchase option agreements, including but not limited to:

- The total number of purchase option agreements which comprise the July 31, 2005 balance of $14.9 million and names of the parties to each agreement;
- Dates the agreements were initiated;
- Dates the agreements were subsequently acquired by the company through the acquisition of the aluminum manufacturing business;
- Expiration dates of the agreements;
- The nature, amount, and manner in which you account for any fees, rent, or other compensation you pay to the government agency during the period in which you use the property (prior to exercising your purchase option); and
- Quantify the difference between the market prices of the land, building, and equipment on the day the option agreements were acquired and the predetermined purchase prices specified in the option agreement.

4.   Tell us how you considered the guidance in EITF 01-8 and if applicable, paragraph 7 of SFAS 13, in determining how to account for your purchase option agreements.

Revenue Recognition, page 33

5.   We note your response to comment 9 from our letter dated March 16, 2006. Please tell us, in detail, how you considered the criteria of EITF 99-19 in deciding to report revenue based upon the gross amount billed to your customers (primarily MFC). Your response should address each of the indicators of gross and net revenue reporting provided in EITF 99-19.

Form 10-QSB for the period ended September 30, 2006
Management's Discussion and Analysis

Application of Critical Accounting Policies, page 13

6.	In light of the continuing losses, cost reduction measures, and difficulties achieving profitability that you disclose on page 11, please tell us in detail how you considered the provisions of SFAS 142 and 144 in determining that no goodwill or long-lived impairment charges were necessary during the nine month period ended September 30, 2006.

General

7.	Please submit your response to this comment letter, as well as your December 19, 2006 response letter, on EDGAR as correspondence.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief

CC:	Virgil Hlus, Clark Wilson LLP
	Via facsimile (604) 687-6314